UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

963025101

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025101	SCHEDULE 13D	Page 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 5,181,316*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 5,181,316*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,181,316*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 37.8%
14.	Type of Reporting Person (See Instructions) PN

*Includes 3,999,980 shares of Common Stock issuable upon conversion of the Notes described in Item 6.

CUSIP No. 963025101	SCHEDULE 13D	Page 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 5,181,316*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 5,181,316*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,181,316*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 37.8%
14.	Type of Reporting Person (See Instructions) PN

*Includes 3,999,980 shares of Common Stock issuable upon conversion of the Notes described in Item 6.

CUSIP No. 963025101	SCHEDULE 13D	Page 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 5,181,316*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 5,181,316*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,181,316*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 37.8%
14.	Type of Reporting Person (See Instructions) PN

*Includes 3,999,980 shares of Common Stock issuable upon conversion of the Notes described in Item 6.

CUSIP No. 963025101	SCHEDULE 13D	Page 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 5,181,316*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 5,181,316*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,181,316*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 37.8%
14.	Type of Reporting Person (See Instructions) OO

*Includes 3,999,980 shares of Common Stock issuable upon conversion of the Notes described in Item 6.

CUSIP No. 963025101	SCHEDULE 13D	Page 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 5,181,316*
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 5,181,316*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,181,316*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 37.8%
14.	Type of Reporting Person (See Instructions) IN

*Includes 3,999,980 shares of Common Stock issuable upon conversion of the Notes described in Item 6.

CUSIP No. 963025101	SCHEDULE 13D	Page 7

Item 1. Security and Issuer

This is the twenty-sixth amendment (this “Twenty-Sixth Amendment”) to the original Schedule 13D, which was filed on July 3, 2017 (the “Original Schedule 13D”) and amended on August 8, 2017 (the “First Amendment”), on December 4, 2017 (the “Second Amendment”), on January 17, 2018 (the “Third Amendment”), on June 19, 2018 (the “Fourth Amendment”), on June 22, 2018 (the “Fifth Amendment”), on June 27, 2018 (the “Sixth Amendment”), on July 9, 2018 (the “Seventh Amendment”), on July 24, 2018 (the “Eighth Amendment”) on August 16, 2018 (the “Ninth Amendment”), on September 5, 2018 (the “Tenth Amendment”), on September 18, 2018 (the “Eleventh Amendment”), on October 29, 2018 (the “Twelfth Amendment”), on April 15, 2019 (the “Thirteenth Amendment”), on May 7, 2019 (the “Fourteenth Amendment”), on June 7, 2019 (the “Fifteenth Amendment”), on July 8, 2019 (the “Sixteenth Amendment”), on October 24, 2019 (the “Seventeenth Amendment”), on November 14, 2019 (the “Eighteenth Amendment”), on November 19, 2019 (the “Nineteenth Amendment”), on January 2, 2020 (the “Twentieth Amendment”) on June 17, 2020 (the “Twenty-First Amendment”), on August 12, 2020 (the “Twenty-Second Amendment”), on September 22, 2020 (the “Twenty-Third Amendment”), on December 29, 2020 (the “Twenty-Fourth Amendment”) and on May 26, 2021 (the “Twenty-Fifth” Amendment). This Twenty-Sixth Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership (“Stilwell Value Partners VII”); Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, the “Group”).

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Boulevard, Suite 200, Virginia Beach, Virginia 23452. The amended joint filing agreement of the members of the Group is attached as Exhibit 18 to the Eighteenth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments.

The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and related partnerships.

CUSIP No. 963025101	SCHEDULE 13D	Page 8

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Since we last reported purchases and sales of Common Stock (see the Twenty-Fifth Amendment), Stilwell Value Partners VII has expended a total of $4,125,000 to acquire the Note described in Item 6. Such funds were provided from Stilwell Value Partners VII’s working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Jefferies LLC extended in the ordinary course of business.

Since we last reported purchases and sales of Common Stock (see the Twenty-Fifth Amendment), Stilwell Activist Fund has expended a total of $18,249,925 to acquire the Note described in Item 6. Such funds were provided from Stilwell Activist Fund’s working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

Since we last reported purchases and sales of Common Stock (see the Twenty-Fifth Amendment), Stilwell Activist Investments has expended a total of $2,624,950 to acquire the Note described in Item 6. Such funds were provided from Stilwell Activist Investment’s working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Jefferies LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

We are filing this Twenty-Sixth Amendment to report that members of the Group have purchased convertible notes of the Issuer in the Issuer’s rights offering to its shareholders. The notes and rights offering are further discussed in Item 6 of this Twenty-Sixth Amendment.

Our purpose in acquiring the Common Stock of the Issuer is to profit from the appreciation in the Issuer’s securities and the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 963025101	SCHEDULE 13D	Page 9

Since 2000, members or affiliates of the Group have taken an ‘activist position’ in 70 other publicly-traded companies. Currently, members or affiliates of the Group file Schedule 13Ds to disclose greater than 5% positions only in SEC-reporting companies. For simplicity, these affiliates are referred to below as the “Group,” “we,” “us,” or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within categories I through III below, the descriptions are listed in chronological order based upon the completion date of the investment; within categories IV through VII below, the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds, or, in limited instances, the acquisition date of the 5% position of a non-reporting company.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

CUSIP No. 963025101	SCHEDULE 13D	Page 10

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI’s sale to HomeTrust Bancshares, Inc. was announced on January 23, 2014.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI implemented a plan of voluntary dissolution.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

CUSIP No. 963025101	SCHEDULE 13D	Page 11

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP’s sale. On June 2, 2016, PBCP’s sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so. FFNM deregistered its shares of common stock effective in 2016. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017. That acquisition was delayed due to regulatory issues at Washington Federal, Inc. On July 17, 2018, ANCB’s sale to FS Bancorp, Inc. at a higher price was announced.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. Having met with management over the years, we believe management and the board acted in good faith to maximize shareholder value through HBK’s announced sale to Orrstown Financial Services, Inc. on October 23, 2018.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We subsequently believed BFFI should be sold, and on December 3, 2018, announced our intent to seek board representation at BFFI’s 2019 annual meeting. On February 22, 2019, we served our notice of intent to nominate Ralph Sesso for election as a director on BFFI’s board. On July 16, 2019, BFFI’s sale to Corporate America Family Credit Union was announced. BFFI deregistered its shares of common stock effective in 2018.

Alcentra Capital Corp (“ABDC”) - We filed our original Schedule 13D reporting our position on December 28, 2017. We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year, that if ABDC did not repurchase 10% of its shares in 2018, we would aggressively seek board representation. They did not do so. On January 25, 2019, we announced our nominees and alternate nominee for ABDC’s 2019 election of directors. On August 13, 2019, ABDC’s sale to Crescent Capital BDC, Inc. was announced.

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board acted in good faith to maximize shareholder value over the long term. On October 23, 2019, FABK’s sale to Reliant Bancorp, Inc. was announced. FABK deregistered its shares of common stock effective in 2013.

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Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We urged management and the board of CFDB to repurchase shares as soon as CFDB was permitted. On May 21, 2019, we met with management, the board and its attorney at CFDB’s annual meeting, and followed up with a letter to the board calling for CFDB’s sale if it did not repurchase a meaningful number of shares. On January 17, 2020, CFDB’s sale to Southern Missouri Bancorp, Inc. was announced. CFDB deregistered its shares of common stock effective in 2019.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. On March 6, 2020, CROL’s sale to Farmers and Merchants Bancshares, Inc. was announced. CROL deregistered its shares of common stock effective in 2017.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 26, 2003, OTFC and FirstBank NW Corp. announced their merger, and the merger was completed on October 31, 2003.

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares, Inc.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

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On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 13, 2015, FRTR’s sale was announced, and the cash deal was completed on May 13, 2016.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On December 6, 2017, SSNF’s sale to The First Bancshares, Inc. was announced, and the cash/stock deal was completed on April 2, 2018.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced, and the stock deal was completed on April 30, 2018.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK’s board was not focused on maximizing shareholder value and nominated a director for election at PBSK’s 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK’s 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We publicly called for PBSK’s sale, and on July 11, 2018, PBSK’s sale to City Holding Company was announced. The stock deal was completed on December 7, 2018.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. At HFBC’s May 2013 annual meeting, we nominated a director for the board of directors and strongly opposed HFBC’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two to one margin, and the proposed Sumner deal was subsequently terminated in August 2013.

On May 1, 2017, we sent a letter to stockholders (filed as Exhibit 13 to the Twelfth Amendment to our Schedule 13D) detailing the extensive real estate holdings of HFBC’s CEO, John Peck, as well as numerous other conflicts of interest of both Mr. Peck and HFBC’s counsel, George M. (“Greg”) Carter, of which HFBC board members were apparently unaware. Subsequently, HFBC formed a “Special Litigation Committee” to investigate. On February 23, 2018, HFBC filed a Form 8-K reporting that although the Special Litigation Committee did not dispute the facts in the May 1 letter, it declined to recommend HFBC bring a lawsuit or remedial action against John Peck.

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On May 4, 2017, we filed a complaint in the Delaware Court of Chancery against HFBC, the then current members of the board of directors and one former board member, asking the Court to declare that HFBC’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, HFBC announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our attorneys’ fees and expenses, which Vice Chancellor J. Travis Laster granted in its entirety on February 7, 2018, awarding us $610,312. In his ruling on the motion, the Judge excoriated the conduct of HFBC’s board; the full court transcript is filed as Exhibit 14 to the Fourteenth Amendment to our Schedule 13D.

On February 23, 2018, we formally demanded that HFBC’s board of directors take action against the Issuer’s attorneys, Edward B. Crosland, Jr., of Jones Walker LLP and Greg Carter of Carter & Carter Law Firm, for legal malpractice and seek damages in excess of $1 million to HFBC; our demand letter is attached as Exhibit 15 to the Fifteenth Amendment to our Schedule 13D.

Following our nomination of Mark D. Alcott in March of 2018 for election to HFBC’s board of directors to replace John Peck, we entered into a Standstill Agreement with HFBC dated April 10, 2018, whereby Mr. Alcott would be appointed to the HFBC board. The board also adopted revised compensation policies requiring HFBC to reach at least average annual performance relative to that of its peer group, or its executive officers would not receive salary raises, bonuses or perquisites.

Mr. Alcott’s appointment to the HFBC board became effective on April 18, 2018. On January 7, 2019, HFBC’s sale to First Financial Corporation was announced, and the cash/stock deal was completed on July 27, 2019.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares, and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018. On February 20, 2018, we reached an agreement with MBCQ, and our representative, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On September 5, 2019, MBCQ’s sale to BV Financial, Inc. was announced, and the all-cash deal was completed on February 29, 2020. MBCQ deregistered its shares of common stock effective in 2019.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

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In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time. On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL’s market price increased and reflected fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

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Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

First Financial Northwest, Inc. (“FFNW”) - We filed our original Schedule 13D reporting our position on September 12, 2011. At the Company’s 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believed management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW’s shares. In our estimation, FFNW’s market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted Company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

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On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, its chairman of the board stepped down and several directors resigned from the board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement’s performance targets. John P. O’Grady continued to serve as an independent director on the board but no longer as our nominee.

After meeting with the new CEO and the new chairman of the board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted Company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased and reflected fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

West Town Bancorp, Inc. (“WTWB”) - We believe management and the board acted in good faith to maximize shareholder value, and on July 18, 2019, we sold our shares to WTWB. WTWB deregistered its shares of common stock effective in 2003.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We urged management and the board to maximize shareholder value through share repurchases. We believe IROQ acted in good faith to do so and, in our estimation, IROQ’s market price increased to reflect fair value. On September 24, 2019, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares were held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and the board and management never received such a plan while they remained an MHC.

In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal.

After years of urging NECB to become fully public, the company announced on November 4, 2020 that it would undertake a second-step conversion. We supported NECB’s decision to do so, and on July 12, 2021, the company completed its second-step conversion. We sold shares in the open market decreasing our holdings below 5%.

NECB shares of common stock were deregistered from 2016 to 2021.

IV. We exited the following activist position without maximizing shareholder value:

Garrison Capital, Inc. (“GARS”) - We filed our original Schedule 13D reporting our position on January 21, 2020. In April 2020, we sold our stake with the belief that the global pandemic had made activism in a business development company problematic for the next couple of years.

V. After successfully seeking board representation, we seated directors who currently serve on the board of the following issuer:

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with KFS’s CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, and our other nominee was elected chairman of the board. In addition, the board fired the CEO and CFO for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board.

Since then, Joseph Stilwell has remained on the board, and KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks. On May 24, 2018, we announced that we would withhold our proxy votes on the re-election of the then current CEO at the KFS annual meeting. Although the CEO was re-elected to the board, the board announced on September 5, 2018, a CEO transition in which he would no longer serve as CEO. The KFS board appointed John T. Fitzgerald as the new CEO to execute its warranty segment strategy.

On September 21, 2020, our representative, Corissa B. Porcelli, was elected to the board of directors.

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VI. We hope to work with management and the boards of the following issuers:

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III’s appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. When the board announced Mr. Fitz Gibbon’s unexplained resignation on December 20, 2016, we nominated a director for election at WAYN’s 2017 annual meeting. We lost by a narrow margin.

We nominated a director for election at WAYN’s 2018 annual meeting with the belief that there have been multiple suitors interested in acquiring WAYN, and that the board has a duty to evaluate strategic alternatives to maximize shareholder value. Our nominee was not elected.

Due to projected and achieved Return on Equity (ROE) targets since WAYN’s 2018 annual meeting, we did not seek board representation in 2019.

Sound Financial, Inc. (“SFBC”) - We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support maximizing shareholder value at SFBC.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) / Generations Bancorp NY, Inc. (GBNY) - We filed our original Schedule 13D reporting our position in SCAY on September 15, 2014. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they refused. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion. Instead, SCAY announced its merger with a smaller mutual. We re-served a demand for a second-step conversion on June 12, 2019, and in furtherance to that, we served a demand for inspection of SCAY’s books and records on September 4, 2019. When SCAY refused to permit the inspection of its books and records, we filed, on November 11, 2019, a motion to compel the production of those books and records in U.S. District Court for the Western District of New York. SCAY filed a motion to dismiss, which the Judge denied on April 7, 2020. The Judge ordered SCAY to begin the production of board materials for our inspection by June 1. SCAY announced its intention to second-step on May 6, 2020, and we discontinued our lawsuit. On January 12, 2021, SCAY completed its second-step conversion and ceased to exist. The new stock holding company, Generations Bancorp NY, Inc. (GBNY), began trading on January 13, 2021. We believe GBNY should begin repurchasing shares as soon as regulations permit it to do so.

CIB Marine Bancshares, Inc. (“CIBH”) - We believe management and the board are acting in good faith to maximize shareholder value. CIBH deregistered its shares of common stock effective in 2012.

U & I Financial Corp. (“UNIF”) - We have met with management and believe we can work with management and the board to maximize shareholder value. Although UNIF’s common stock trades publicly on the OTCQX U.S., UNIF does not file reports with the SEC.

Cincinnati Bancorp, Inc. (“CNNB”) - We filed our original Schedule 13D reporting our position on May 7, 2020.

Parkway Acquisition Corp. (“PKKW”) - We filed our original Schedule 13D reporting our position on May 27, 2020. We believe PKKW should repurchase at least 10% of its shares annually while the stock is trading below book value and have communicated our belief to management.

ICC Holdings, Inc. (“ICCH”) - We filed our original Schedule 13D reporting our position on December 28, 2020. We believe management and the board should improve capital allocation and profitability at ICCH.

CUSIP No. 963025101	SCHEDULE 13D	Page 19

VII. We intend to gain board representation and work to maximize shareholder value at the following issuers:

Brunswick Bancorp (“BRBW”) - We met with the President, CFO and Chairman of the Board to express our views on BRBW’s capital allocation, and they have indicated that they would rather grow than repurchase shares below book value. Therefore, in the absence of material share repurchases, we nominated Corissa B. Porcelli (and Kerry G. Campbell as the alternate nominee) for election as a director at BRBW’s 2021 annual meeting. She was not elected. We intend to nominate a candidate again in 2022. BRBW deregistered its shares of common stock effective in 2007.

Peoples Financial Corporation (“PFBX”) – We filed our original Schedule 13D reporting our position on November 23, 2020. On March 12, 2021 we announced our nominee for election as a director at PFBX’s 2021 annual meeting. He was not elected. We intend to nominate a candidate again in 2022. We believe PFBX should explore all possibilities to maximize shareholder value.

Item 5. Interest in Securities of the Issuer

The members of the Group beneficially own an aggregate of 5,181,316 shares of Common Stock, including 3,999,980 shares of Common Stock issuable upon conversion of the Notes described in Item 6. The percentages reported herein for the Group are calculated based on the number of outstanding shares of Common Stock, 9,712,986, reported as the number of outstanding shares as of August 3, 2021, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021, plus 3,999,980 shares of Common Stock issuable upon conversion of the Notes. The purchases of the Notes reported in this item were made as a result of the exercise of the Rights.

(A)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 5,181,316
Percentage: 37.8%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 5,181,316
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 5,181,316

CUSIP No. 963025101	SCHEDULE 13D	Page 20

(c)	Within the past 60 days, Stilwell Value Partners VII exercised its Rights and purchased certain amount of Notes as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

(B)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 5,181,316
Percentage: 37.8%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 5,181,316
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 5,181,316

(c)	Within the past 60 days, Stilwell Activist Fund exercised its Rights and purchased certain amount of Notes as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 5,181,316
Percentage: 37.8%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 5,181,316
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 5,181,316

(c)	Within the past 60 days, Stilwell Activist Investments exercised its Rights and purchased certain amount of Notes as set forth in Schedule A attached hereto and incorporated herein by reference.

(d)	Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 5,181,316
Percentage: 37.8%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 5,181,316
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 5,181,316

CUSIP No. 963025101	SCHEDULE 13D	Page 21

(c)	Stilwell Value LLC has made no purchases, sales or transfers of the Issuer’s securities.

(d)	Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments.

(E)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 5,181,316
Percentage: 37.8%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 5,181,316
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 5,181,316

(c)	Joseph Stilwell has made no purchases, sales or transfers of shares of the Issuer’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On April 10, 2019, Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Value Partners VII and Stilwell Value LLC (collectively, the “Stilwell Entities”) entered into Nominee Agreements with Joseph Stilwell, Paula J. Poskon and Kerry G. Campbell and a Consent of Proposed Nominee with Mr. Stilwell. A copy of the Consent of Proposed Nominee was filed as Exhibit 12 to the Thirteenth Amendment. Copies of the Nominee Agreements were filed as Exhibits 14 and 16 to the Thirteenth Amendment. On October 23, 2019, each of the nominees executed updated written consents pursuant to the Nominee Agreements originally entered into on April 10, 2019 between the nominees and the Stilwell Entities. Joseph Stilwell delivered an updated Consent of Proposed Nominee on the same date. At the Issuer’s shareholders meeting on December 19, 2019, each of the three nominees of the Stilwell Entities was successfully elected to the Issuer’s board of directors. On July 15, 2021, at the Issuer’s annual meeting of shareholders, E. J. Borrack, General Counsel of The Stilwell Group, was elected to the board of directors of the Issuer.

Stilwell Activist Investments entered into a certain cash-settled total return swap agreement, effective as of January 22, 2019 (the “Swap Agreement”), pursuant to which it purchased certain cash-settled swaps (the “Swaps”) constituting economic exposure to notional shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock) and Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) with maturity dates of March 1, 2022. Stilwell Activist Fund entered into a certain cash-settled total return swap agreement, effective as of May 20, 2019 (the “Additional Swap Agreement”), pursuant to which it purchased Swaps constituting economic exposure to notional shares of the Series B and Series D Preferred Stock with maturity dates of March 1, 2022. Additionally, Stilwell Value Partners VII entered into a certain cash-settled total return swap agreement, effective as of May 20, 2019 (the “Second Additional Swap Agreement,” together with the Swap Agreement and the Additional Swap Agreement, the “Stilwell Swap Agreements”), pursuant to which it purchased Swaps constituting economic exposure to notional shares of the Series B and Series D Preferred Stock with maturity dates of March 1, 2022. The Stilwell Swap Agreements provided Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Value Partners VII with economic results that were comparable to the economic results of ownership but did not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares of the Series B and Series D Preferred Stock that were the subject of the Swaps. Pursuant to the Stilwell Swap Agreements, Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Value Partners VII had an aggregate economic exposure of 453,281 shares of the Series D Preferred Stock (representing approximately 12.59% of the outstanding shares of Series D Preferred Stock on the same basis) and 79,642 shares of the Series B Preferred Stock (representing approximately 4.25% of the outstanding Series B Preferred Stock on the same basis). As of May 20, 2021, Stilwell Activist Investments, Stilwell Activist Fund, and Stilwell Value Partners VII settled all of their respective Swaps under the Stilwell Swap Agreements and no longer owned any economic exposure of the Series D Preferred Stock and Series B Preferred Stock.

On July 22, 2021, the Issuer distributed to its shareholders (the “Rights Offering”) non-transferable subscription rights (the "Rights") to purchase up to $30 million in aggregate principal amount of 7% Senior Subordinated Convertible Note due in 2031 (“Notes”). Pursuant to the Rights Offering, each holder of the Issuer's common stock as of the record date received one Right for each eight shares of the Issuer's Common Stock owned, with each Right entitling such holder to purchase $25.00 principal amount of the Notes (the "basic subscription privilege") and, if such holder exercised the basic subscription privilege, an over-subscription privilege which allowed such holder to subscribe for an additional principal amount of the Notes issuable pursuant to Rights that were not exercised by other stockholders. Pursuant to the terms of the Rights Offering, a holder of the Notes may not exercise the conversion feature of the Notes to the extent that such holder would be treated as violating the restrictions on ownership (i.e., intended to assist the Issuer in continuing to qualify as a REIT) as a result of such exercise. On August 19, 2021, each of Stilwell Value Partners VII, Stilwell Activist Investments and Stilwell Activist Fund exercised their Rights and acquired Notes in the principal amount of $4,125,000, $18,249,925 and $2,624,950, respectively. The Notes are convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of the Issuer's Common Stock at a conversion price of $6.25 per share (4 common shares for each $25.00 of principal amount of the Notes being converted); provided, however, that if at any time after September 21, 2023, holders of the Issuer's Series D Preferred Stock have elected to cause the Issuer to redeem (payable in cash or stock) at least 100,000 shares of Series D Preferred Stock in the aggregate, then the conversion price shall be adjusted to the lower of (i) a 45% discount to the conversion price or (ii) a 45% discount to the lowest price at which any holder of Series D Preferred Stock had its Series D Preferred Stock redeemed into shares of the Issuer's Common Stock. Initially, the Notes held by members of the Group are convertible into 3,999,980 shares of Common Stock. A form of the Notes is filed with this Twenty-Sixth Amendment as Exhibit 20. A form of the indenture related to the Notes was filed with the Issuer’s Registration Statement on Form S-11 as Exhibit 4.5 on July 8, 2021.

CUSIP No. 963025101	SCHEDULE 13D	Page 22

Other than the Notes, Consent of Proposed Nominee, the Nominee Agreements, the Swap Agreement, the Additional Swap Agreement, and the Second Additional Swap Agreement all as described above, and the Amended Joint Filing Agreement filed as Exhibit 18 to the Eighteenth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Joseph Stilwell, in his capacities as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 963025101	SCHEDULE 13D	Page 23

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated July 3, 2017, filed with the Original Schedule 13D
2	Consent of Proposed Nominee, dated November 30, 2017, with Nominee Joseph D. Stilwell, filed with the Second Amendment
3	Nominee Agreement, dated November 30, 2017, with Nominee Paula J. Poskon, filed with the Second Amendment
4	Nominee Agreement, dated November 30, 2017, with Nominee Corissa B. Porcelli (formerly Corissa J. Briglia), filed with the Second Amendment
5	Letter to the Shareholders of the Issuer, dated June 22, 2018, filed with the Fifth Amendment
6	Letter to the Shareholders of the Issuer, dated July 9, 2018, filed with the Seventh Amendment
7	Letter to the Shareholders of the Issuer, dated July 24, 2018, filed with the Eighth Amendment
8	Letter to the Shareholders of the Issuer, dated August 16, 2018, filed with the Ninth Amendment
9	Letter to the Shareholders of the Issuer, dated September 5, 2018, filed with the Tenth Amendment
10	Letter to the Shareholders of the Issuer, dated September 18, 2018, filed with the Eleventh Amendment
11	Photograph of sign, dated October 29, 2018, filed with the Twelfth Amendment
12	Consent of Proposed Nominee, dated April 10, 2019, with Nominee Joseph D. Stilwell, filed with the Thirteenth Amendment
13	Nominee Agreement, dated April 10, 2019, with Nominee Kerry G. Campbell, filed with the Thirteenth Amendment
14	Nominee Agreement, dated April 10, 2019, with Nominee Paula J. Poskon, filed with the Thirteenth Amendment
15	Amended Joint Filing Agreement, dated May 2, 2019, filed with the Fourteenth Amendment
16	Letter to the Shareholders of the Issuer, dated July 8, 2019, filed with the Sixteenth Amendment
17	Letter to the Shareholders of the Issuer, dated November 14, 2019, filed with the Eighteenth Amendment
18	Amended Joint Filing Agreement, dated November 14, 2019, filed with the Eighteenth Amendment
19	Letter to the Shareholders of the Issuer, dated November 19, 2019, filed with the Nineteenth Amendment
20	Form of the 7% Senior Subordinated Convertible Note

CUSIP No. 963025101	SCHEDULE 13D	Page 24

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2021

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi
Attorney-In-Fact

SCHEDULE A

Transactions by Stilwell Value Partners VII

Nature of Transaction	Date	Number/Amount of Securities	Conversion or Exercise Price of Derivative Security	Total Purchase or Sale Price
Purchase of the 7.00% Senior Subordinated Convertible Note due 2031	08/19/21	$4,125,000.00	$6.25	$4,125,000.00

Transactions by Stilwell Activist Fund

Nature of Transaction	Date	Number/Amount of Securities	Conversion or Exercise Price of Derivative Security	Total Purchase or Sale Price
Purchase of the 7.00% Senior Subordinated Convertible Note due 2031	08/19/21	$2,624,950.00	$6.25	$2,624,950.00

Transactions by Stilwell Activist Investments

Nature of Transaction	Date	Number/Amount of Securities	Conversion or Exercise Price of Derivative Security	Total Purchase or Sale Price
Purchase of the 7.00% Senior Subordinated Convertible Note due 2031	08/19/21	$18,249,925.00	$6.25	$18,249,925.00

Exhibit 20

EXHIBIT A

FORM OF NOTE

[FORM OF FACE OF NOTE]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

7.00% Senior Subordinated Convertible Notes due 2031

No. [ ]	[Initially][3] $[ ]

CUSIP No.

WHEELER REAL ESTATE INVESTMENT TRUST, INC., a corporation duly organized and validly existing under the laws of the State of Delaware (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [CEDE & CO.]4 or registered assigns, the principal sum [as set forth in the “Schedule of Exchanges of Notes” attached hereto]5 [of $[•]]6, in accordance with the rules and procedures of the Depositary, on [•], [•], and interest thereon as set forth below.

The Company covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of (and premium, if any) and interest on the Notes in accordance with the terms of the Notes and this Indenture. On the Maturity Date, the Company may repay the principal accrued on the Notes: (a) in cash; (b) in Common Stock as provided in Section 14.01(b) of this Indenture; or (c) in any combination of (a) and (b). To the extent paid in cash, principal shall be considered paid on the date it is due if the Trustee or Paying Agent holds, for the benefit of the Holders, as of 10:00 a.m., New York City time on that date U.S. legal tender designated for and sufficient to pay such principal or interest then due, or the Company consummates the conversion of Notes in accordance with Article 14 by such date.

This Note shall bear interest at the rate of 7.00% per year from [•], 2021, or from the most recent date to which interest had been paid or provided for to December 31, 2031, but excluding, the next scheduled Interest Payment Date until [•]. Interest is payable semi-annually in arrears on each June 30 and December 31, commencing on [•], to Holders of record at the close of business on the preceding and (whether or not such day is a Business Day), respectively. For any interest period, the Company shall pay interest on the Notes: (a) in cash; (b) in shares of Series B Preferred Stock; (c) in shares of Series D Preferred Stock; or (d) in any combination of (a), (b), and/or (c). For purposes of determining the value of Series B Preferred Stock and Series D Preferred Stock paid as interest on the Notes, each share of Series B Preferred Stock and Series D Preferred Stock shall be deemed have a value equal to the product of (x) the average of the VWAPs for the Series B Preferred Stock or the Series D Preferred Stock, as the case may be, for the 15 consecutive Trading Days ending on the third Business Day immediately preceding the relevant Interest Payment Date, and (y) 0.55.

Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions pursuant to which this Note shall be mandatorily converted into shares of Common Stock of the Company on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually or by facsimile by the Trustee or a duly authorized authenticating agent under the Indenture.

3 Include if a global note.

4 Include if a global note.

5 Include if a global note.

6 Include if a physical note

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Officer

[FORM OF REVERSE OF NOTE]

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

7.00% Senior Subordinated Convertible Notes due 2031

This Note is one of a duly authorized issue of Notes of the Company, designated as its 7.00% Senior Subordinated Convertible Notes due 2031 (the “Notes”), issued under and pursuant to an Indenture dated as of [●], 2021 (the “Indenture”), between the Company and WILMINGTON SAVINGS FUND SOCIETY, FSB (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties, privileges, protections, indemnities and immunities thereunder of the Trustee, the Company and the Holders of the Notes. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

In case certain Events of Default shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then Outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

Each Holder shall have the right to receive payment of interest on any Interest Payment Date paid: (a) in cash; (b) in shares of Series B Preferred Stock; (c) in shares of Series D Preferred Stock; or (d) in any combination of (a), (b), and/or (c). For purposes of determining the value of Series B Preferred Stock and Series D Preferred Stock paid as interest on the Notes, each share of Series B Preferred Stock and Series D Preferred Stock shall be deemed have a value equal to the product of (x) the average of the VWAPs for the Series B Preferred Stock or the Series D Preferred Stock, as the case may be, for the 15 consecutive Trading Days ending on the third Business Day immediately preceding the relevant Interest Payment Date, and (y) 0.55. On each Regular Record Date, the Company shall instruct the Subscription Agent, with a copy to the Trustee, whether the interest paid on the next interest payment date should be in the form of (a), (b), (c), or (d) above and, if (d), the percentage of such interest to be paid in cash, Series B Preferred Stock and/or Series D Preferred Stock.

Each Holder shall have the right to receive payment of principal (and premium, if any) and interest on the Notes on the Maturity Date, the Company may repay the principal accrued on the Notes: (a) in cash; (b) in Common Stock as provided in Section 14.01(b) of this Indenture; or (c) in any combination of (a) and (b). To the extent paid in cash, principal shall be considered paid on the date it is due if the Trustee or Paying Agent holds, for the benefit of the Holders, as of 10:00 a.m., New York City time on that date U.S. legal tender designated for and sufficient to pay such principal or interest then due, or the Company consummates the conversion of Notes in accordance with Article 14 by such date.

Upon a Change of Control, each Note shall mandatorily convert into shares of Common Stock equal to: (i) the principal amount of each Note divided by (ii) the product of (x) the average VWAPs for the Common Stock for the 15 consecutive Trading Days ending on the third Business Day immediately preceding the date of such Change of Control and (y) 0.55.

The Notes are convertible, in whole or in part, at any time, at the option of the Holders thereof, into shares of Common Stock at a conversion price of $6.25 per share of Common Stock (the “Conversion Price”) (4 common shares for each $25.00 of principal amount of the Notes being converted (the “Conversion Rate”)); provided, however, that if at any time after September 21, 2023 holders of Series D Preferred Stock have required the Company to redeem (payable in cash or stock) in the aggregate at least 100,000 shares of Series D Preferred Stock, then the Conversion Price shall be adjusted to the lower of (i) 55% of the Conversion Price or (ii) a 45% discount to the lowest price at which any Series D Preferred Stock was converted by a Holder thereof into the Company’s Common Stock.

The Notes are initially issuable in registered form without coupons in minimum denominations of $25 principal amount and integral multiples thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

SCHEDULE A7

SCHEDULE OF EXCHANGES OF NOTES

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

7.00% Senior Subordinated Convertible Notes due 2031

The initial principal amount of this Global Note is ___________ DOLLARS ($[ ] ). The following increases or decreases in this Global Note have been made:

Date of issuance	Amount of decrease in principal Amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized Signatory of Trustee or Custodian

7 Include if a global note.

ATTACHMENT 1

[FORM OF NOTICE OF CONVERSION]

To:	Wilmington Savings Fund Society, FSB 6201 15th Avenue Brooklyn, New York 11219

Attention: Administrator for Wheeler Real Estate Investment Trust, Inc.

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $25 principal amount or an integral multiple thereof) below designated, into Common Stock, in accordance with the terms of the Indenture referred to in this Note, and directs that any Common Stock issuable and deliverable upon such conversion, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Common Stock or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned shall pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 14.03(f) of the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Note. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Definitive Notes, the certificate numbers of the Notes to be converted are as set forth below:

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if shares of Common Stock are to be issued, or Notes are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of shares if to be issued, and Notes if to be delivered, other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code) Please print name and address.

Principal amount to be converted (if less than all):

$

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

ATTACHMENT 2

[FORM OF ASSIGNMENT AND TRANSFER]

For value received                hereby sell(s), assign(s) and transfer(s) unto                (Please insert name and social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Notes are to be delivered, other than to and in the name of the registered Holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.